
04046759

Grupo Dataflux, S.A. de C.V.

Date: August 18, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899


SUPPL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
DEC 2 0 2004
THOMSON
FINANCIAL

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations


Universidad
CNCI



CNCI UNIVERSITY CHANGES ITS TICKER SYMBOL TO CNCI B

Monterrey, Mexico, August 18, 2004 — The CNCI University, previously Grupo Dataflux, S.A. de C.V., (BMV: CNCI B) the Mexican Education company with the largest geographical reach, reported that its ticker symbol changed today at the Mexican Stock Exchange from Dataflx B to CNCI B.

****

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
The CNCI University, S.A. de C.V. (BMV: Dataflx B) is the Mexican Education company with the largest geographical. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

#   #   #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

Grupo Dataflux, S.A. de C.V.

Date: August 23, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations


todito.com

TODITO.COM ANNOUNCES 2Q04 TODITO CARD SALES UP 68% vs. 2Q03

--EBITDA of US$ 1.6 Million in 2Q04 from US$ 4.8 Million in Sales--
--Total Sales Up 27% vs. 2Q03--
--EBITDA up 5% vs. 1H03--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, August 23, 2004. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 2Q04.

"Growth in our pre-paid services unit was strong this quarter," commented **Guillermo Salinas Pliego, Todito's Chairman and Founder.** "Todito Card's expansion into the U.S. market and into Long Distance Telephone service had a positive impact on sales."

2Q04 Financial Results

	2Q04 (thousands)		% Change	2Q03 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	54,691	4,793	+ 22%	44,928	3,938
Total Sales***	58,865	5,159	+ 27%	46,450	4,071
Operating Costs + Expenses					
Cash Operating Costs + Expenses	36,502	3,199	+ 33%	27,394	2,401
Total Operating Costs + Expenses	40,676	3,565	+ 41%	28,916	2,534
EBITDA	18,189	1,594	+ 4%	17,534	1,537

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2004.
** Conversion based on the exchange rate in effect as of June 30, 2004 of 11.41 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid services card (Todito Card), as well as revenue from the sale of other content and services.

Todito's Total Sales for 2Q04 increased 27% to Ps. 58.9 million (US$ 5.2 million) from Ps. 46.4 million (US$ 4.1 million) in 2Q03. Cash Sales increased 22% to Ps. 54.7 million (US$ 4.8 million), representing 93% of Total Sales, compared to 97% in 2Q03.

Total Operating Costs and Expenses were Ps. 40.7 million (US$ 3.6 million), of which 90% -- Ps. 36.5 million (US$ 3.2 million) -- were cash. Cash Operating Costs and Expenses increased 33% due to increased ISP and Long Distance sales costs and advertising sales commissions associated with increased Todito Card sales and online advertising sales.

As a result, Todito's EBITDA for 2Q04 increased 4% to Ps. 18.2 million (US$ 1.6 million), compared to Ps.17.5 million (US$ 1.5 million) in 2Q03.

"Our EBITDA growth was below target," stated **Ruben Jordan, Todito's Chief Financial Officer.** "We expect it to improve in the last two quarters of 2004."

Todito Card Sales Up 68% vs. 2Q03

"Todito Card sales grew this quarter even in the middle of summer vacation," said **Eugenio Laris, Todito's Sales Director of Pre-paid Services.** "We are investing to maintain Todito Card as the best option in the pre-paid ISP space. We are also expanding the services that Todito Card can be used to pre-pay and entering new markets."

Todito Card's sales increased 68% to Ps. 22.4 million (US$ 2 million) in 2Q04, from Ps. 13.3 million (US$ 1.2 million) in same period of 2003.

Active users of Todito Card's dial-up internet connection service grew 73% to 430,000 in 2Q04 from 248,000 in 2Q03. Todito Card points of sale in Mexico and the U.S. surpassed 30,000 in 2Q04, compared to 12,000 in 2Q03.

Todito Online Advertising Sales Up 10% vs. 2Q03

Todito's advertising sales increased 10% to Ps. 36.1 million (US$ 3.2 million) in 2Q04, from Ps. 32.8 million (US$ 2.9 million) in same period of 2003.

"In 2Q04, we continued to grow our online audience and restructure our sales forces to prepare for 2005," commented **Adrián González, Todito's Chief Operating Officer.** "Every day there are more internet users in México – 14 million currently- and in 2005 we expect the online advertising market to grow accordingly as it has in the U.S. and other countries."

1H04 Financial Results

Todito's Total Sales for the first six months of the year increased 32% to Ps. 114.5 million (US$ 10 million) from Ps. 86.7 million (US$ 7.6 million) in 1H03.

Cash Operating Costs and Expenses were Ps. 73.3 million (US$ 6.4 million), a 40% increase compared to Ps. 52.3 million (US$ 4.6 million) in 1H03, primarily due to increased advertising sales commissions and ISP and Long Distance sales costs.

As a result, EBITDA increased 5% in 1H04 to Ps. 33.5 million (US$ 2.9 million) from Ps. 31.9 million (US$ 2.8 million) in 1H03.

	Six Month Ended June 30				
	2004 (thousands)		% Change	2003 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	106,746	9,355	+ 27%	84,201	7,380
Total Sales***	114,512	10,036	+ 32%	86,708	7,599
Operating Costs + Expenses					
Cash Operating Costs + Expenses	73,251	6,420	+ 40%	52,274	4,581
Total Operating Costs + Expenses	81,017	7,101	+ 48%	54,781	4,801
EBITDA	33,495	2,936	+ 5%	31,927	2,798

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2004.
** Conversion based on the exchange rate in effect as of June 30, 2004 of 11.41 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid services card (Todito Card), as well as revenue from the sale of other content and services.

"Our competitors are fading while our market is growing rapidly," commented **Tim Parsa, Todito's CEO**. "The future will mean greater cash flow and sales growth for Todito as we expand our pre-paid services and portal businesses in Mexico, the U.S. and other Spanish-speaking markets."

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Universidad CNCI, S.A. de C.V. (BMV: CNCIB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTCA).

With exception of historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainties that can cause results to differ substantially from the projected ones. The statements are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

INVESTORS INQUIRIES

Ruben Jordan
Finance Director
Todito.com, S.A. de C.V.
rjordan@toditocorp.com
Tel: 5281.8221.2031
Fax: 5281.8221.2091

PRESS INQUIRIES

Tristan Canales
Corporate Communications Director
TV Azteca, S.A. de C.V.
tcanales@tvazteca.com.mx
Tel: 5255.3099.1441
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditomax.com

www.toditoshop.com

www.digicentrotodito.com

Grupo Dataflux, S.A. de C.V.

Date: October 28, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations


Universidad
CNCI

CNCI UNIVERSITY REPORTS 3Q04 RESULTS

-- Accumulated Operating Income increased 13% to Ps$13.1 million --
-- Accumulated EBITDA grew 3% to Ps$29.5 million --
-- Accumulated Net Income Cash increased 6% to Ps$27.9 million --

Monterrey, Mexico, October 28, 2004 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican Education company with the largest geographical reach in the country, reported its third quarter 2004 results.

3Q04 – Quarterly Results

Sales were flat versus 3Q03, registering Ps$51.3 million pesos. Gross income reached Ps$41.3 million for 3Q04. Operating income registered Ps$1.7 million pesos for 3Q04, coming from Ps$1.6 million in 3Q03; this represents an 8% increment. EBITDA reached Ps$5.5 million.

CNCI University's integral financing cost registered Ps$1.0 million in 3Q04.

As a conservative accounting practice, the company decided to register on its 3Q04 results –*as an expense* – investments accumulated as deferred assets of Ps$42.7 million pesos. These investments relate to the construction and remodeling of 3 university campus, 23 college and 84 technical training branches. Additionally, the implementation of a comprehensive repositioning marketing campaign.

Thus, the company recorded a net loss of Ps$42.2 million pesos in 3Q04 versus a net loss of Ps$0.5 million recorded in 3Q03. Nevertheless, it registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$5.0 million pesos for 3Q03.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	3Q03	3Q04	*Gwth %*
Sales	51,261.0	51,274.0	*0%*
Gross Income	41,568.0	41,277.0	*-1%*
Operating Income	1,607.0	1,731.0	*8%*
EBITDA	7,376.0	5,458.0	*-26%*
Net Income	(461.0)	(42,243.0)	*n.a.*
Net Income Cash	6,749.0	5,003.0	*-26%*

September 2004 – Accumulated Results

Sales increased 3% to Ps$162.0 million pesos and gross income grew 3% to Ps$130.3 million as of September 2004. Operating income registered Ps$13.1 million pesos as of September 2004, coming from Ps$11.6 million in September 2003; this represents a 13% increment. EBITDA reached Ps$29.5 million, increasing 3% compared to the first nine months of 2003.

As of September 2004 the CNCI University holds no interest bearing debt, event that follows its strategy of not using bank debt to finance its operation.

CNCI University's integral financing cost registered Ps$2.0 million for the first nine months of 2004. For the reason explained on its quarterly results *-fourth paragraph of this report-* the company recorded a net loss of Ps$32.7 million as of September 2004 versus a net loss of Ps$8.5 million recorded in the same period of 2003. Nevertheless, it registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$28.1 million pesos, growing 6% versus the first nine months of 2003.

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Sep 03	Sep 04	Gwth %
Sales	157,580.0	162,010.0	*3%*
Gross Income	126,634.0	130,302.0	*3%*
Operating Income	11,641.0	13,138.0	*13%*
EBITDA	28,702.0	29,546.0	*3%*
Net Income	(8,486.0)	(32,699.0)	*n.a.*
Net Income Cash	26,366.0	27,886.0	*6%*

CNCI University Branch Network

The CNCI´s University network is currently composed of 113 locations (including franchises) where Technical Training, College and University education is provided. The network reaches 31 states and 52 cities across Mexico.

"In this quarter (compared to 3Q03) we grew from 85 to 92 locations providing College education, from 106 to 112 providing Technical Training degrees and from 1 to 3 campuses providing University degrees", commented Guillermo Enriquez, CNCI´s University Dean. "We now have 6,200 College students, 130 in University and 17,489 enrolled in Techincal Training programs".

Internet - Todito.com (non-consolidated operation)

Todito's total accumulated sales were Ps$167.7 million pesos for the nine months of the year, a growth of 24% versus 2003. Its gross income grew 14% reaching Ps$108.1 million.

Its cash operating expenses registered Ps$75.6 million, as a result, Todito registered an EBITDA of Ps$44.2 million pesos decreasing 5% versus 2003. This decrease is based on the change of mix of businesses of the company; from advertising sales to connectivity sales (related with its prepaid card *-Todito Card-*).

Todito registered excellent results on its prepaid Internet access and long distance telephone services (through *Todito Card*). In this line, *Todito Card* recorded a 56% sales increase reaching Ps$67.3 million pesos, and user activation's grew 120% to a total of 896,003.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	3Q03	3Q04	*Gwth %*
Sales	51,261	51,274	*0%*
Cost of Goods Sold	(9,693)	(9,997)	*3%*
Gross Income	**41,568**	**41,277**	*-1%*
Operating Expenses	(34,192)	(35,819)	*5%*
Depreciation and Amortizations	(5,769)	(3,727)	*-35%*
Operating Income	**1,607**	**1,731**	*8%*
EBITDA	7,376	5,458	*-26%*
Financial Expenses, net	(202)	(180)	*-11%*
FX Income, net	(181)	(4)	*-98%*
Monetary Position Gain, net	857	(815)	*n.a.*
	474	**(999)**	*n.a.*
Earnings After Financial Entries	**2,081**	**732**	*-65%*
Other income (expenses), net	(424)	(42,975)	*n.a.*
Taxes	-	-	*n.a.*
Discontinued Operations	(2,118)	-	*n.a.*
Net Income	**(461)**	**(42,243)**	***n.a.***
Net Income Cash	**6,749**	**5,003**	***-26%***

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Sep 03	Sep 04	*Gwth %*
Sales	157,580.0	162,010.0	*3%*
Cost of Goods Sold	(30,946.0)	(31,708.0)	*2%*
Gross Income	**126,634.0**	**130,302.0**	***3%***
Operating Expenses	(97,933.0)	(100,756.0)	*3%*
Depreciation and Amortizations	(17,060.0)	(16,408.0)	*-4%*
Operating Income	**11,641.0**	**13,138.0**	***13%***
EBITDA	**28,702.0**	**29,546.0**	***3%***
Financial Expenses, net	(764.0)	(535.0)	*-30%*
FX Income, net	(254.0)	(18.0)	*-93%*
Monetary Position Gain, net	2,342.0	(1,459.0)	*n.a.*
	1,324.0	**(2,012.0)**	*-252%*
Earnings After Financial Entries	**12,965.0**	**11,126.0**	***-14%***
Other income (expenses), net	(1,572.0)	(43,825.0)	*n.a.*
Taxes	-	-	*n.a.*
Discontinued Operations	(19,879.0)	-	*n.a.*
Net income	**(8,486.0)**	**(32,699.0)**	***n.a.***
Net Income Cash	**26,366.0**	**27,886.0**	***6%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
in Thousands of Pesos

Assets		**Sep 03**	**Sep 04**	**Gwth %**
Current Assets:				
Cash	$	1,322	1,403	6%
Accounts Receivable		0	0	n.a.
Inventories		1,569	1,515	-3%
Affiliated Companies		661	0	n.a.
Taxes Receivable		7,555	0	n.a.
Other Accounts Receivable		5,761	33,195	476%
Investment in Subsidiaries		368,429	350,684	-5%
Current Assets	**$**	**385,297**	**386,797**	**0%**
Discontinued Operations		242,216	0	n.a.
Other Accounts Receivable		0	53,772	n.a.
Fixed Assets, Net		105,311	102,526	-3%
Deferred Assets		15,024	5,119	-66%
Deferred Taxes		16,146	15,899	-2%
Total Assets	**$**	**763,994**	**564,113**	**-26%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	n.a.
Accounts Payable		25,534	37,555	47%
Other Accounts Payable		72,601	60,227	-17%
Taxes and Ints. Payable		0	2,330	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	**$**	**98,135**	**100,112**	**2%**
Bank Loans	$	0	0	n.a.
Long Term Liabilities		49,995	50,229	0%
Total Liabilities	**$**	**148,130**	**150,341**	**1%**
Equity	$	50,513	44,889	-11%
Equity Inflationary Adjustment		42,443	39,785	-6%
Premium on Stock's Suscription		420,757	421,045	0%
Inflationary Adjustment Deficit		-294,260	-314,565	7%
Retained Earnings		341,471	197,417	-42%
Reserve for Stock Repurchase Plan		23,118	23,133	0%
Stocks Repurchased		-5,627	-5,356	-5%
Net Income		-2,675	-32,699	n.a.
Initial Accumulated Deferred Taxes Effect		40,124	40,123	0%
Total Equity	**$**	**615,864**	**413,772**	**-33%**
Total Liabilities and Equity	**$**	**763,994**	**564,113**	**-26%**